# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### December 10, 2018

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Activision Blizzard, Inc.

### File No. 001-15839 - CF#37026

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Activision Blizzard, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on February 8, 2006.

Based on representations by Activision Blizzard, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10.4 | through November 22, 2023 |
| Exhibit 10.5 | through November 22, 2023 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary